UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 or

[   ]     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from          to           .

Commission file number 1-5964
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IKON OFFICE SOLUTIONS, INC., 70 Valley Stream Parkway, Malvern, PA 19355

REQUIRED INFORMATION
a.	Financial Statements
1.	Audited Statements of Net Assets Available for Benefits - December 31, 2004 and 2003
2.	Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003
3.	Notes to Financial Statements
4.	Supplemental Schedules
(a)	Schedule of Assets (Held at End of Year)
(b)	Schedule of Reportable Transactions
b.	Exhibits
Exhibit 23(a) - Consent of Independent Registered Public Accounting Firm

IKON Office Solutions, Inc.
Retirement Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2004 and 2003

IKON Office Solutions, Inc. Retirement Savings Plan
Index
December 31, 2004 and 2003

*  Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
IKON Office Solutions, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with the accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 28, 2005

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IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$608,256,659	$573,789,475
Receivables
Investment income receivable	345,471	160,697
Receivable for investments sold	864,122	1,344,665
Employer contributions receivable	3,819,524	3,964,749
Employee contributions receivable	1,732,019	386,896
Total receivables	6,761,136	5,857,007
Total assets	615,017,795	579,646,482
Liabilities
Accrued administrative expenses	128,719	408,380
Payable for investments purchased	297,340	-
Total liabilities	426,059	408,380
Net assets available for benefits	$614,591,736	$579,238,102

The accompanying notes are an integral part of these financial statements.

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IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions
Investment income
Net appreciation in fair value of investments	$15,761,050	$157,687,772
Interest and dividends	18,485,830	9,180,997
	34,246,880	166,868,769
Contributions
Participant	53,973,707	45,587,175
Employer	16,980,071	16,644,095
	70,953,778	62,231,270
Total additions	105,200,658	229,100,039
Deductions
Payment of benefits	67,901,781	62,771,998
Administrative expenses	1,945,243	2,815,081
Total deductions	69,847,024	65,587,079
Net increase	35,353,634	163,512,960

Net assets available for benefits
Beginning of year	579,238,102	415,725,142
End of year	$614,591,736	$579,238,102

The accompanying notes are an integral part of these financial statements.

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IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

The following description of the IKON Office Solutions, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all regular full-time and part-time nonunion employees, as defined by the Plan, of IKON Office Solutions, Inc. (the “Company”) and its domestic subsidiaries which adopt the Plan.

The IKON Office Solutions, Inc. Common Stock Fund is designated as an Employee Stock Ownership Plan (“ESOP”) under the provisions of the Internal Revenue Code. Accordingly, participants are allowed to elect to reinvest dividends in IKON common stock or receive a cash payment. Additionally, any dividends that are reinvested in IKON common stock are fully vested.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the IKON Office Solutions, Inc. Retirement Plans Committee (the “Committee”). State Street Bank and Trust Company is the trustee (the “Trustee”) of the Plan and custodian of the Plan’s assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. Recordkeeping of the Plan is performed by Hewitt Associates LLC.

Contributions

Each year, participants my contribute up to 16% of their annual base pay plus commissions (“Compensation”), as defined by the Plan, in multiples of 1% except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Company contributes an amount equal to one-half of the first 6% of the Compensation that a participant contributes to the Plan. Prior to July 1, 2004, employees who had attained the age of 55 could redirect matching contributions to, and invest new matching contributions to any of the other available investment options. Effective July 1, 2004, all employees may redirect matching contributions made to their account, regardless of the length of their employment. The Company funds the matching contribution quarterly to participants employed or absent on qualified leave on the last day of the calendar quarter. There is a one-year eligibility waiting period for Company matching contributions for new employees.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company contributions and (b) Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on the following:

Years of service	Vesting

Less than 2 years	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

Participants are also fully vested in the Company's matching portion upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death. Pursuant to the ESOP designation, participants are fully vested in dividends on IKON common stock.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following 15 investment options.

American Funds Group EuroPacific Growth Fund
Barclay’s Life Path Retirement Fund
Barclay’s Life Path 2010 Fund
Barclay’s Life Path 2020 Fund
Barclay’s Life Path 2030 Fund
Barclay’s Life Path 2040 Fund
Dodge & Cox Balanced Fund
Dodge & Cox Stock Fund
IKON Office Solutions, Inc. Common Stock Fund
INVESCO Stable Value Fund
Laudus Rosenberg US Small Cap Fund
PIMCO Total Return Fund
Vanguard PRIMECAP Fund
Vanguard Institutional Index Fund
Vanguard Strategic Equity Fund

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years; however, loan terms may extend up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest, which is set in the month the loan is made, at the prime lending rate as published in the Wall Street Journal on the last Wednesday of the month plus 1%. Principal and interest are paid ratably through payroll deductions.

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Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Participants under the age of 59-1/2 may make withdrawals from their accounts only from after-tax salary deferral contributions. Participants under the age of 59-1/2 who have participated in the Plan for at least five years may make withdrawals from their accounts derived from employer matching contributions and earnings thereon. Participants under the age of 59-1/2 who have not participated in the Plan for five years may make withdrawals of all or any portion of their vested interest derived from employer matching contributions which have been held by the Plan for at least two full plan years. Any portion of vested assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator. After reaching age 59-1/2 participants may make withdrawals of any portion of their vested assets at any time without regard to financial hardship. Participants who terminate their employment with a balance of less than $5,000 may receive a direct lump-sum payment or rollover their balance into an eligible retirement plan. Participants under the age of 59-1/2 who terminate their employment with a balance greater than $5,000 may continue to maintain their account within the Plan, receive a direct lump-sum payment, or rollover their balance into an eligible retirement plan. Participants who take withdrawals before reaching age 59-1/2 may be subject to penalties and taxes.

Forfeitures

During the years ended December 31, 2004 and 2003, $448,845 and $1,029,718, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer remittance of employee matching contributions. At December 31, 2004 and 2003, there was $22,599 and $17,850, respectively, of forfeited nonvested amounts.

Plan Expenses
Expenses incurred in connection with the administration of the Plan are paid by the Plan, such as recordkeeping, trustee, administrative, and professional fees.
Reclassification
Certain prior year amounts have been reclassified to conform with the current year presentation.

2.	Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at net asset value. The Common Stock fund is valued at net unit value which is based upon the quoted market price of common stock and the value of cash and cash equivalents held for liquidity purposes. Participant loans are valued at cost which approximates fair value. Common/collective funds are valued at net unit value as determined by the Trustee. Other investments are valued at net unit value as determined by fund administration.

Index

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation on investments represents the sum of the change in the difference between year-end market value and cost and the difference between the proceeds received and the cost of investments sold.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.	Investments
The following investments represent 5% or more of the Plan’s net assets:

December 31, 2004
IKON Office Solutions, Inc. Common Stock (note 4)	$230,492,889
INVESCO Stable Value Fund	81,599,257
Vanguard Institutional Index Fund	58,164,422
Dodge & Cox Stock Fund	41,696,075
Vanguard Strategic Equity Fund	36,322,319
Dodge & Cox Balanced Fund	36,035,851
Laudus Rosenberg US Small Cap Fund	34,040,612
American Funds Group Euro Pacific Growth Fund	33,641,075

December 31, 2003
IKON Office Solutions, Inc. Common Stock (note 4)	$280,679,816
INVESCO Stable Value Fund	81,093,224
Vanguard Institutional Index Fund	69,520,522

Index

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003

Registered investment companies	$21,666,058	$36,651,388
Common stock	(5,905,008)	117,915,108
Other investments	-	3,121,276
	$15,761,050	$157,687,772

4.	Nonparticipant-Directed Investments

Employer matching contributions are made in IKON common stock and are invested in the IKON Office Solutions, Inc. Common Stock Fund. Employer matching contributions are nonparticipant directed and may only be redirected to the other available investment options by the participants as described in Note 1. As a result of the Plan amendment, which allows participants to redirect employer matching contributions in any of the other available investment options, the IKON Office Solutions, Inc. Common Stock Fund became participant directed on July 1, 2004. Information about significant components of the changes in net assets of the IKON Office Solutions, Inc. Common Stock Fund, which includes both the nonparticipant directed portion of investments and the participant directed portion of investments, is as follows:

	2004	2003

Beginning Net Assets	$283,425,938	$192,344,516
Changes in net assets
Net (depreciation) appreciation in fair value
of investments	(5,905,008)	117,915,108
Dividends	3,391,620	4,168,684
Contributions	27,828,069	30,695,638
Payment of benefits	(25,855,752)	(23,528,485)
Administrative expenses	(852,287)	(1,451,253)
Transfer to other investment options	(50,057,456)	(36,718,270)
Ending Net Assets	$231,975,124	$283,425,938

5.	Related Party Transactions

The Pyramid Directed Account Cash Fund, which was included in various investment options, was managed by Deutsche Bank Trust Company Americas, which served as the Custodian and Trustee of the Plan until June 30, 2003, when it sold its global custody business to State Street Bank Trust Company, the current Custodian and Trustee of the Plan. At December 31, 2004, funds are in the State Street Bank & Trust Company Cash Fund. In addition, the Plan offers an investment in the IKON Office Solutions, Inc. Common Stock fund as an investment option. The transactions in these investments are party-in-interest transactions, which are exempt from prohibited transaction rules.

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6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

	2004	2003

Net assets available for benefits per the
financial statements	$614,591,736	$579,238,102
Amounts allocated to withdrawing participants	(1,073,690)	(1,507,902)
Net assets available for benefits per Form 5500	$613,518,046	$577,730,200

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2004 per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$(67,901,781)
Add: Amounts allocated to withdrawing participants
at December 31, 2004	(1,073,690)
Less: Amounts allocated to withdrawing participants
at December 31, 2003	1,507,902
Benefits paid to participants per Form 5500	$(67,467,569)

Amounts allocated to withdrawing participants are recorded on the Plan’s Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter as disclosed in Note 1. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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IKON Office Solutions, Inc. Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 1	Schedule I
December 31, 2004	EIN# 223739194

			Current
Identity of Issue	Investment Type	Cost	Value

IKON Office Solutions, Inc. Common Stock**	Common Stock	$189,835,425	$230,492,889
American Funds Group EuroPacific Growth Fund	Registered Investment Company		33,641,075
Dodge & Cox Balanced Fund	Registered Investment Company		36,035,851
INVESCO Stable Value Fund	Common Collective Trust		81,599,257
Dodge & Cox Stock Fund	Registered Investment Company		41,696,075
PIMCO Total Return Fund	Registered Investment Company		19,429,978
Vanguard Institutional Index Fund	Registered Investment Company		58,164,422
Vanguard PRIMECAP Fund	Registered Investment Company		10,268,063
Vanguard Strategic Equity Fund	Registered Investment Company		36,322,319
Laudus Rosenberg US Small Cap Fund	Registered Investment Company		34,040,612
Barclay's Life Path Retirement Fund	Registered Investment Company		806,179
Barclay's Life Path 2010 Fund	Registered Investment Company		889,857
Barclay's Life Path 2020 Fund	Registered Investment Company		1,111,070
Barclay's Life Path 2030 Fund	Registered Investment Company		995,572
Barclay's Life Path 2040 Fund	Registered Investment Company		522,253
State Street Bank & Trust Company Cash Fund*	Money Market Fund		2,506,657
Participant Loans	Interest rates ranging from 5.0% to
	10.5%, maturing between January 1,
	2005 and January 1, 2020		19,734,530
			$608,256,659

*	Party-in-interest.

**
Party-in-interest. Employer contributions included in this fund are nonparticipant directed as employer matching contributions made in IKON common stock. As a result of the Plan amendment, which allows participants to redirect employer matching contributions in any of the other available investment options, the IKON Office Solutions, Inc. Common Stock Fund became participant directed on July 1, 2004.

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IKON Office Solutions, Inc. Retirement Savings Plan
Schedule of Reportable Transactions *
Form 5500, Schedule H, Line 4j	Schedule II
December 31, 2004	EIN# 223739194

	Description	Number of	Number	Purchase	Selling	Cost of	Net
Identity of Parties Involved	of Assets	Purchases	of Sales	Price	Price	Asset	Gain

IKON Office Solutions, Inc.**	Common Stock	7	109	$6,731,246	$50,415,838	$50,402,305	$13,533
State Street Bank & Trust
Company Cash Fund	Money Market Fund	98	152	55,065,788	54,987,798	54,987,798	-
Vanguard Institutional Index Fund	Registered Investment Company	67	191	66,985,983	72,223,434	72,041,901	181,533
Vanguard Windsor II Fund	Registered Investment Company	174	83	41,006,197	3,503,628	3,443,862	59,766
PBHG Growth Fund	Registered Investment Company	102	154	67,413,913	33,977,273	33,381,974	595,299
Chicago Small Capital Equity Fund	Registered Investment Company	159	97	61,725,709	29,215,358	29,170,235	45,123
Vanguard Stable Pooled Fund	Other Investment	124	140	20,057,793	19,367,699	19,367,699	-

* Series of nonparticipant-directed transactions in excess of 5% of the current value of the Plan’s assets as of January 1, 2004 as defined in Section 2520.103-6 of the Department of Labor’s Rules and Regulation for Reporting and Disclosure under ERISA.

** Employer contributions included in this fund are nonparticipant-directed as employer matching contributions are made in IKON common stock. As a result of the Plan amendment, which allows participants to redirect employer matching contributions in any of the other available investment options, the IKON Office Solutions, Inc. Common Stock Fund became participant directed on July 1, 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 29, 2005	/s/ ALLISTER H. MCCREE, JR. Allister H. McCree, Jr. Plan Administrator